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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  FORM 12b-25


                          Notification of Late Filing


                                         Commission File Number 000-22697
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(Check One):

[_] Form 10-K and Form 10-KSB   [_] Form 20-F   [_]Form 11-K

[X] Form 10-Q and Form 10-QSB   [_] Form N-SAR


For Period Ended            September 30, 2000
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[_] Transition Report on Form 10-K and 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q and Form 10-QSB

[_] Transition Report on Form N-SAR

For the Transition Period Ended
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 6
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PART I -- REGISTRANT INFORMATION


     Full name of the Registrant:  At Home Corporation
     Former name if applicable:

     Address of principal executive office: 450 Broadway Street
                                            Redwood City, CA  94063


PART II - RULE 12b-25(b) AND (c)


  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


  [_]  (c)  The accountant's statement or other exhibit required by Rule 12b-
            25(c) has been attached if applicable.



PART III - NARRATIVE

     During the three-month period ending September 30, 2000, the Registrant, United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc. entered into a Master Transaction Agreement (the "Agreement"). The Registrant has recently determined that it will be seeking confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended, for limited portions of the Agreement. Because of the recent nature of this determination, the Registrant and the parties involved require additional time to identify and agree upon the portions of the Agreement that are essential to preserving the confidential information.

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PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

        Megan Pierson                          (650)             556-5000
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          (Name)                           (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                           [X] Yes    [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [_] Yes    [X] No



                                At Home Corporation
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                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000        By: /s/ Megan Pierson
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                                   Megan Pierson
                                   Executive Vice President and General Counsel

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